UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)

ZHONGPIN INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98952K107

 (CUSIP Number)

Xianfu Zhu

Baoke Ben

Chaoyang Liu

Juanjuan Wang

Qinghe Wang

Shuichi Si

c/o Henan Zhongpin Food Co., Ltd.
No. 21, Changshe Road, City of Changge
Henan Province, PRC, 461500

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Xianfu Zhu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,562,506(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,562,506(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,562,506(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 6,442,506 shares of common stock and vested options to purchase 120,000 shares of common stock exercisable within 60 days of the date hereof held by Xianfu Zhu.

(2) Percentage calculated based on 37,329,344 shares of common stock outstanding, including 37,209,344 shares of common stock outstanding as of November 29, 2012 and vested options to purchase 120,000 shares of common stock exercisable within 60 days of the date hereof held by Xianfu Zhu (as provided by the Company).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Baoke Ben
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 988,125(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 988,125(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,125(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.65%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 888,125 shares of common stock and vested options to purchase 100,000 shares of common stock exercisable within 60 days of the date hereof held by Baoke Ben.

(2) Based on 37,309,344 shares of common stock outstanding, including 37,209,344 shares of common stock outstanding as of November 29, 2012 and vested options to purchase 100,000 shares of common stock exercisable within 60 days of the date hereof held by Baoke Ben (as provided by the Company).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Chaoyang Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 686,541(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 686,541(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,541(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.84%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 619,874 shares of common stock common stock and vested options to purchase 66,667 shares of common stock exercisable within 60 days of the date hereof held by Chaoyang Liu.

(2) Based on 37,276,011 shares of common stock outstanding, including 37,209,344 shares of common stock outstanding as of November 29, 2012 and vested options to purchase 66,667 shares of common stock exercisable within 60 days of the date hereof held by Chaoyang Liu (as provided by the Company).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Juanjuan Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 584,333(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 584,333(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 584,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.57%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 531,000 common stock and vested options to purchase 53,333 common stock exercisable within 60 days of the date hereof held by Juanjuan Wang.

(2) Based on 37,262,677 shares of common stock outstanding, including 37,209,344 shares of common stock outstanding as of November 29, 2012 and vested options to purchase 53,333 ordinary shares exercisable within 60 days of the date hereof held by Juanjuan Wang (as provided by the Company).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Qinghe Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 665,333(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 665,333(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 665,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.79%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 612,000 common stock and vested options to purchase 53,333 common stock exercisable within 60 days of the date hereof held by Qinghe Wang.

(2) Based on 37,262,677 shares of common stock outstanding, including 37,209,344 shares of common stock outstanding as of November 29, 2012 and vested options to purchase 53,333 ordinary shares exercisable within 60 days of the date hereof held by Qinghe Wang (as provided by the Company).

CUSIP No.	98952K107

1.	NAME OF REPORTING PERSON: Shuichi Si
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 624,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 624,000(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.68%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Includes 594,000 common stock and vested options to purchase 30,000 common stock exercisable within 60 days of the date hereof held by Shuichi Si.

(2) Based on 37,239,344 shares of common stock outstanding, including 37,209,344 shares of common stock outstanding as of November 29, 2012 and vested options to purchase 30,000 ordinary shares exercisable within 60 days of the date hereof held by Shuichi Si (as provided by the Company).

Introductory Note

This Schedule 13D is filed jointly by Xianfu Zhu, Baoke Ben, Chaoyang Liu, Juanjuan Wang, Qinghe Wang and Shuichi Si. Xianfu Zhu, Baoke Ben, Chaoyang Liu, Juanjuan Wang, Qinghe Wang and Shuichi Si are collectively referred to herein as the "Reporting Persons".

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to ZHONGPIN INC. (the “Company”).

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of the Company. As of the date of this Schedule 13D, the Company has 37,209,344 shares of Common Stock issued and outstanding (as provided by the Company). The principal executive office of the Company is located at No. 21, Changshe Road, City of Changge, Henan Province, PRC, 461500.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (c)	This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this Schedule 13D.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims membership in any “group” with any person other than the Reporting Persons. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Xianfu Zhu is Chairman of the board of directors and Chief Executive Officer of the Company, Baoke Ben is Director and Vice President of the Company, Chaoyang Liu is Vice President of the Company, Juanjuan Wang is Director of Human Resources Department of Henan Zhongpin Food Share Co. Ltd., Qinghe Wang is Engineer of Henan Zhongpin Food Share Co. Ltd., Shuichi Si is Veterinary of Henan Zhongpin Food Share Co. Ltd.

The business address of each of the Reporting Persons is Henan Zhongpin Food Co., Ltd., No. 21, Changshe Road, City of Changge, Henan Province, PRC, 461500.

(d)	During the five years preceding the date of this filing, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the five years preceding the date of this filing, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	All the Reporting Persons are citizens of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an agreement and plan of merger, dated as of November 26, 2012 (the “Merger Agreement”), by and among (i) Golden Bridge Holdings Limited (“Parent”), (ii) Golden Bridge Merger Sub Limited (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent, (iii) the Company and (iv) Xianfu Zhu (solely for purpose of sections 6.6(c) and 6.15 of the Merger Agreement) , subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, each of the Company’s shares of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive US$13.50 per share in cash, without interest, except shares held by the Company as treasury stock or owned by Parent and Merger Sub or any wholly owned subsidiary of the Company (including shares to be contributed by Reporting Persons prior to the effective time of the Merger pursuant to the Contribution Agreement described below). The Merger is subject to the approval of the Company’s stockholders and other customary closing conditions. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.02, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$371.54 million will be expended in acquiring 27,521,839 outstanding shares of Common Stock owned by stockholders of the Company other than the Reporting Persons (“Publicly Held Shares”). This amount includes (a) the estimated funds required by Reporting Persons to (i) purchase the Publicly Held Shares, (ii) pay for the outstanding options to purchase Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Reporting Persons pursuant to a facility agreement, dated as of November 26, 2012 (the “Facility Agreement”), by and between Parent and China Development Bank Corporation Hong Kong Branch (“CDB”), an equity commitment letter, dated as of November 26, 2012 (the “Equity Commitment Letter”), by and between China Wealth Growth Fund I L.P. and Jinqiao Investments Limited (“Holdco”), the sole shareholder of Parent and a British Virgin Islands company wholly-owned by Zhongfu Enterprise Limited, which is a British Virgin Islands company wholly-owned by Xianfu Zhu. Under the terms and subject to the conditions of the Facility Agreement, CDB will provide a term loan facility of up to $320 million to Parent. Under the terms and subject to the conditions of the Equity Commitment Letter, China Wealth Growth Fund I L.P. will provide equity financing of an amount up to US$85 million to Holdco. The source of funds for such equity financing will come from the investor in such funds. The information disclosed in this paragraph is qualified in its entirety by reference to the Facility Agreement and the Equity Commitment Letter. Copies of the Facility Agreement and the Equity Commitment Letter are filed as Exhibit 7.03 and Exhibit 7.04 and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, Xianfu Zhu, Baoke Ben, Chaoyang Liu, Juanjuan Wang, Qinghe Wang and Shuichi Si (the “Rollover Holders”) entered into a contribution agreement (the “Contribution Agreement”) with Parent and Holdco. Pursuant to the Contribution Agreement, the Rollover Holders agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 9,687,505 shares of Common Stock in exchange for the same amount of common stock of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which is filed as Exhibit 7.05 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

On November 26, 2012, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company as the surviving entity. Under the terms of the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive US$13.50 in cash, without interest, except shares held by the Company as treasury stock or owned by Parent and Merger Sub or any wholly owned subsidiary of the Company (including shares to be contributed by Reporting Persons prior to the effective time of the Merger pursuant to the Contribution Agreement).

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Common Stock will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately beneficially held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Holders who collectively own approximately 26.87%(1) of the outstanding shares of Common Stock, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Rollover Holders have agreed (i) when a meeting of the stockholders of the Company is held, to appear at such meeting or otherwise cause their shares of Common Stock to be counted as present thereat for the purpose of establishing a quorum and (ii) to vote or cause to be voted at such meeting all their shares of Common Stock in favor of the adoption of the Merger Agreement and approval of the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.06, and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) – (b)	With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

As of the date of this Schedule 13D, Xianfu Zhu directly holds and has the sole voting and dispositive power over 6,562,506 shares of Common Stock, representing approximately 17.58% of the outstanding shares of Common Stock.

(1) Based on 37,632,677 shares of Common Stock outstanding, including 37,209,344 shares of Common Stock outstanding as of November 29, 2012 and vested options to purchase 423,333 shares of Common Stock exercisable within 60 days of the date hereof held by the Rollover Holders (as provided by the Company).

As of the date of this Schedule 13D, Baoke Ben directly holds and has the sole voting and dispositive power over 988,125 shares of Common Stock, representing approximately 2.65% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, Chaoyang Liu directly holds and has the sole voting and dispositive power over 686,541 shares of Common Stock, representing approximately 1.84% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, Juanjuan Wang directly holds and has the sole voting and dispositive power over 584,333 shares of Common Stock, representing approximately 1.57% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, Qinghe Wang directly holds and has the sole voting and dispositive power over 665,333 shares of Common Stock, representing approximately 1.79% of the outstanding shares of Common Stock.

As of the date of this Schedule 13D, Shuichi Si directly holds and has the sole voting and dispositive power over 624,000 shares of Common Stock, representing approximately 1.68% of the outstanding shares of Common Stock.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the ordinary shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 10,110,838 shares of Common Stock of the Company, which represents approximately 26.87% of the shares of Common Stock of the Company. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. In accordance with Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any of the other Reporting Persons,

(c)	During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions of the Common Stock.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 26, 2012, Parent, Merger Sub, Xianfu Zhu (solely for purpose of sections 6.6(c) and 6.15 of the Merger Agreement) and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) Parent and CDB entered into the Facility Agreement; (ii) China Wealth Growth Fund I L.P. and Holdco entered into the Equity Commitment Letter; (iii) the Rollover Holders, Parent and Holdco entered into the Contribution Agreement; (iv) the Rollover Holders and Parent entered into the Voting Agreement, (v) Xianfu Zhu issued a limited guaranty (the “Chairman Limited Guaranty”) in favor of the Company, a copy of which has been filed as Exhibit 7.07, and is incorporated herein by reference in its entirety, and (vii) China Wealth Growth Fund I L.P. issued a limited guaranty (the “China Wealth Growth Fund I L.P. Limited Guaranty”) in favor of the Company, a copy of which has been filed as Exhibit 7.08, and is incorporated herein by reference in its entirety.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.02 through 7.08 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated December 6, 2012.

Exhibit 7.02	Agreement and Plan of Merger by and among Parent, Merger Sub, the Company and Xianfu Zhu (solely for purpose of sections 6.6(c) and 6.15 of the Merger Agreement), dated November 26, 2012 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on November 26, 2012).

Exhibit 7.03	Facility Agreement by and between Parent and CDB, dated November 26, 2012.

Exhibit 7.04	Equity Commitment Letter by China Wealth Growth Fund I L.P. in favor of Holdco, dated November 26, 2012.

Exhibit 7.05	Contribution Agreement by and among the Rollover Holders, Parent and Holdco, dated November 26, 2012.

Exhibit 7.06	Voting Agreement by and among Rollover Holders and Parent, dated November 26, 2012.

Exhibit 7.07	Limited Guaranty by Xianfu Zhu in favor of the Company, dated November 26, 2012 .

Exhibit 7.08	Limited Guaranty by China Wealth Growth Fund I L.P. in favor of the Company, dated November 26, 2012.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2012

Xianfu Zhu

By:	/s/ Xianfu Zhu

Baoke Ben

By:	/s/ Baoke Ben

Chaoyang Liu

By:	/s/ Chaoyang Liu

Juanjuan Wang

By:	/s/ Juanjuan Wang

Qinghe Wang

By:	/s/ Qinghe Wang

Shuichi Si

By:	/s/ Shuichi Si

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